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                                                                   Exhibit 99.BO


                            CALAMOS INVESTMENT TRUST

                      PLAN PURSUANT TO RULE 18F-3(d) UNDER
                       THE INVESTMENT COMPANY ACT OF 1940
                   (as amended and restated on March 17, 1999)


         Calamos Investment Trust (the "Trust") may offer different classes of shares of each series of the Trust pursuant to Rule 18f-3 under the Investment Company Act of 1940 (the "Act") under the following Plan.

         1. The Plan encompasses three classes of shares of each series of the Trust that may be offered as follows:

                  (a) Class A shares are to be sold with a maximum sales charge of 4.75% of offering price and are subject to the payment of rule 12b-1 fees at an annual rate of 0.50% of the average daily net assets attributable to such shares.

                  (b) Class C shares are to be sold without a sales charge and are subject to the payment of rule 12b-1 fees at an annual rate of 1.00% of the average daily net assets attributable to such shares.

                  (c) Class I shares are to be sold without a sales charge and are not subject to the payment of any rule 12b-1 fees.

         2. Rule 12b-1 fees with respect to shares of any class of any series shall be allocated to that class of that series. Income, realized and unrealized capital gains and losses, and expenses of any series not allocated to a particular class of the series as provided in the preceding sentence, shall be allocated to the series as a whole.

         3. Each class of any series shall vote separately with respect to any matter that separately affects that class or as required by applicable law. The shares of each class have one vote per share and a pro-rata fractional vote for a fraction of a share.